UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: February 24, 2022

Commission file number 1- 12874
_________________________

TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Corporation dated February 24, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: February 24, 2022	By:	/s/ Vincent Lok
Vincent Lok Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

TEEKAY CORPORATION REPORTS
FOURTH QUARTER AND ANNUAL 2021 RESULTS
Highlights
•GAAP net loss attributable to shareholders of Teekay of $17.4 million, or $0.17 per share, and adjusted net income attributable to shareholders of Teekay(2) of $8.4 million, or $0.08 per share, in the fourth quarter of 2021 (excluding items listed in Appendix A to this release).
•Total adjusted EBITDA(2) of $181.7 million in the fourth quarter of 2021.
•Fiscal year 2021 GAAP net income of $7.8 million, or $0.08 per share, adjusted net income attributable to shareholders of Teekay(2) of $19.8 million, or $0.19 per share, and total adjusted EBITDA of $721.3 million.
•On January 13, 2022, Stonepeak completed its acquisition of Teekay LNG, resulting in Teekay Parent receiving gross proceeds of approximately $641 million as consideration for all of its interests in Teekay LNG.
•On January 14, 2022, Teekay Parent redeemed all of its 9.25% Senior Secured Notes due in November 2022 at 102.313% of par for approximately $249 million in cash.
•On February 10, 2022, Teekay Parent completed its tender offer for its 5% Convertible Senior Notes due in January 2023, acquiring approximately $85 million of the $112.2 million principal amount outstanding at a price of 102.0% of par for approximately $87 million in cash.
Hamilton, Bermuda, February 24, 2022 - Teekay Corporation (Teekay or the Company) (NYSE:TK) today reported results for the fourth quarter and year ended December 31, 2021. These results include the Company’s two publicly listed consolidated subsidiaries, Teekay LNG Partners L.P. (Teekay LNG) (NYSE:TGP) and Teekay Tankers Ltd. (Teekay Tankers) (NYSE:TNK) (collectively, the Daughter Entities), and all remaining subsidiaries and equity-accounted investments. As a result of Stonepeak's acquisition of Teekay LNG in January 2022, certain information in this release presents Teekay LNG and various subsidiaries that provide the shore-based operations for Teekay LNG and certain of Teekay LNG’s joint ventures under existing management services contracts (collectively, the Teekay Gas Business) as a discontinued operation. Teekay, together with its subsidiaries other than the Daughter Entities, is referred to in this release as Teekay Parent. Please refer to the fourth quarter and annual 2021 earnings release of Teekay Tankers, which is available on Teekay's website at www.teekay.com, for additional information on Teekay Tankers' results.

Financial Summary

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
(in thousands of U.S. dollars, except per share amounts)	2021 (1)	2021 (1)	2020 (1)	2021 (1)	2020 (1)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
TEEKAY CORPORATION CONSOLIDATED
GAAP FINANCIAL COMPARISON
Revenues	196,493	148,323	188,389	682,508	1,146,255
(Loss) income from vessel operations	(27,090)	(45,538)	(43,853)	(185,353)	70,197
Equity (loss) income	(12,046)	(873)	(74)	(14,107)	5,100
Net (loss) income attributable to the shareholders
of Teekay	(17,387)	(2,913)	(19,444)	7,806	(82,933)
(Loss) earnings per common share of Teekay	(0.17)	(0.03)	(0.19)	0.08	(0.82)
NON-GAAP FINANCIAL COMPARISON
Total adjusted EBITDA (2)	181,714	165,187	201,061	721,260	1,086,126
Adjusted net income attributable
to shareholders of Teekay (2)	8,354	95	2,849	19,798	83,050
Adjusted net earnings per share
attributable to shareholders of Teekay (2)	0.08	—	0.03	0.19	0.82

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(1)On October 4, 2021, Teekay entered into an agreement to dispose of its general partner interest in Teekay LNG, all of its common units in Teekay LNG and various subsidiaries that provide the shore-based operations for Teekay LNG and certain of Teekay LNG’s joint ventures under existing management service contracts (collectively, the Teekay Gas Business). Prior to the transaction closing on January 13, 2022, Teekay maintained control of Teekay LNG by virtue of its 100% ownership interest in the general partner of Teekay LNG, which is a master limited partnership. The presentation of certain information in these consolidated financial statements reflects the Teekay Gas Business as a discontinued operation of the Company, and comparative balances relating to the three months ended September 30, 2021, and the three months and year ended December 31, 2020, have been recast as a result.
(2)These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP). These measures include results from both continuing and discontinued operations.

CEO Commentary
“Our adjusted results in the fourth quarter of 2021 came in better than the previous quarter mainly due to a modest improvement in crude spot tanker rates during the quarter,” commented Kenneth Hvid, Teekay’s President and CEO.
“In mid-January 2022, we successfully completed the sale of Teekay LNG to Stonepeak, bringing in gross proceeds of approximately $641 million for Teekay Parent. Upon closing the sale, we expeditiously eliminated approximately $330 million of mostly high-cost debt. Teekay Parent is now largely debt free, with a net cash position of over $300 million, a significant economic position in Teekay Tankers, and a profitable asset-light marine services business in Australia with the potential for further growth.”

“With many leading indicators pointing towards a tanker market recovery, we opportunistically invested $10 million of our cash balance to further build our position in Teekay Tankers, acquiring additional common shares through open market purchases at an average price of $11.03 per share. With these purchases, we have now increased our economic ownership in Teekay Tankers to over 31%.”

“Looking ahead, we stand to benefit from the strong operating franchise and industry-leading capabilities developed over our nearly 50-year history, as well as significant financial strength and liquidity following the sale of our gas business. In a landscape characterized by both positive tanker sector fundamentals and a growing demand for new transportation solutions to enable a shift to a lower carbon world, we believe Teekay is well-positioned to patiently and selectively pursue a range of attractive future investment alternatives that leverage our core competencies and institutional knowledge to create long-term shareholder value.”

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary of Results
Teekay Corporation Consolidated
The Company's adjusted net income attributable to shareholders of Teekay(1) for the fourth quarter of 2021, compared to the same quarter of the prior year, was positively impacted by higher earnings from Teekay Tankers as a result of higher average spot tanker rates and full service lightering revenues, and fewer scheduled drydockings in the fourth quarter of 2021, compared to the fourth quarter of 2020.
In addition, consolidated GAAP net loss attributable to shareholders of Teekay decreased during the fourth quarter of 2021, compared to the same quarter of the prior year, mainly due to: a net expense of $4.3 million relating to the write-downs and loss on sale of vessels in Teekay Tankers recorded in the fourth quarter of 2021, compared to a $24.3 million write-down of assets that was recorded in the fourth quarter of 2020 by Teekay Tankers; and a decrease in income tax expense in the fourth quarter of 2021, primarily due to higher freight tax accruals in the fourth quarter of 2020; partially offset by an $11.6 million write-down of Teekay Tankers' investment in the High-Q equity-accounted joint venture in the fourth quarter of 2021; and a $6.1 million increase in the estimated costs relating to the decommissioning and recycling of the Petrojarl Foinaven FPSO unit.

(1) This is a non-GAAP financial measure. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for a definition of this term and a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable financial measures under GAAP.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary Results of Daughter Entities
Teekay LNG
Teekay LNG’s GAAP net income and adjusted net income(1) for the fourth quarter of 2021, compared to the same quarter of the prior year, were negatively impacted primarily by an increase in off-hire days relating to unscheduled repairs in the fourth quarter of 2021, partially offset by lower interest expense in the fourth quarter of 2021 as a result of debt reduction and lower interest rates compared to the fourth quarter of 2020.

In addition, compared to the same quarter of the prior year, Teekay LNG's GAAP net income for the fourth quarter of 2021 was also negatively impacted by an increase in general and administrative expenses, restructuring charges related to the transaction with Stonepeak, and an increase in write-downs primarily relating to Teekay LNG's joint ventures due to a $30 million write-down of Teekay LNG's investment in its 50%-owned LNG joint venture with Exmar NV (the Excalibur Joint Venture) in the fourth quarter of 2021, compared to asset write-downs relating to four 50%-owned liquefied petroleum gas (LPG) carriers for $17 million and four wholly-owned multi-gas carriers for $6 million in the fourth quarter of 2020, partially offset by higher unrealized gains on non-designated derivative instruments and cross-currency swaps in the fourth quarter of 2021.

The presentation of certain information in these consolidated financial statements reflects that the Teekay Gas Business is a discontinued operation of the Company, and comparative balances relating to the three months ended September 30, 2021, and the three months and year ended December 31, 2020, have been recast as a result. Please refer to the Important Notice to Reader section of this release for additional information.
Teekay Tankers

Teekay Tankers' GAAP net loss and adjusted net loss(1) in the fourth quarter of 2021, compared to the same quarter of the prior year, were positively impacted primarily due to higher average spot tanker rates and full service lightering revenues, a lower number of scheduled drydockings, and lower accrued freight taxes in the fourth quarter of 2021. These decreases were partially offset by the expiration of certain fixed-rate time charter contracts at higher rates during 2021.

In addition, GAAP net loss in the fourth quarter of 2021 included an $11.6 million equity loss relating to the write-down of Teekay Tankers' equity-accounted investment in the High-Q joint venture (which owns one 2013-built VLCC vessel), and a net expense of $4.3 million relating to the write-downs and loss on sale of vessels, compared to a $24.3 million write-down of assets recorded in the fourth quarter of 2020.

Spot tanker rates in the fourth quarter of 2021 improved due to recovering global crude oil trade; however, spot tanker rates remained well below historic averages due to ongoing OPEC+ production cuts related to the COVID-19 pandemic, the emergence of the COVID-19 Omicron variant, and higher bunker fuel prices, which have continued to weigh on crude spot tanker rates in early 2022.

Although the near-term outlook is uncertain mainly due to COVID-19 and geopolitical tension, Teekay Tankers believes that many of the leading indicators for a tanker market recovery continue to improve. Growing oil demand is expected to surpass pre-COVID levels this year, while OPEC+ and non-OPEC crude oil production continues to increase, and global inventories continue to decline. There are also positive tanker supply fundamentals, including a small orderbook, particularly from the second half of this year, limited new vessel orders, and increased scrapping.

Please refer to Teekay Tankers' fourth quarter and annual 2021 earnings release for additional information on the financial results for this entity.

(1) This is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for a definition of this term and a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable financial measures under GAAP.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary of Recent Events
Teekay Parent
Sale of Teekay LNG
On January 13, 2022, investment vehicles managed by Stonepeak acquired Teekay LNG. As part of the acquisition, Teekay Parent sold all of its ownership interest in Teekay LNG, including approximately 36.0 million Teekay LNG common units, and Teekay GP L.L.C., Teekay LNG’s general partner (equivalent to approximately 1.6 million Teekay LNG common units), for $17.00 per common unit or common unit equivalent in cash, and transferred to Teekay LNG various management services companies that provide the operations for Teekay LNG and certain of its joint ventures under existing management services contracts. As consideration, Teekay received total gross cash proceeds of approximately $641 million.
Debt Repayment
In late-December 2021, Teekay Parent terminated its undrawn $150 million equity margin revolving credit facility, which was secured by Teekay Parent's Teekay LNG common units and Teekay Tankers Class A common shares.
On January 14, 2022, Teekay Parent redeemed all of its outstanding 9.25% Senior Secured Notes due in November 2022 (the 2022 Notes) under the related indenture at a price of 102.313% of the $243.4 million principal amount for a total cost of $249.0 million in cash (excluding accrued interest).
On February 10, 2022, Teekay Parent completed a tender offering for its 5.0% Convertible Senior Notes due in January 2023 (the 2023 Notes), acquiring $85.0 million of the $112.2 million principal amount at a price of 102.0% of par for a total cost of $86.7 million in cash (excluding accrued interest). Following the tender offer, there remains outstanding $27.2 million in aggregate principal of the 2023 Notes.
Acquisition of Teekay Tankers Shares
Between December 6, 2021 and February 3, 2022, Teekay Parent acquired 906,429 TNK Class A common shares through open market purchases at an average price of $11.03 per share for approximately $10 million. These purchases have increased Teekay Parent's economic ownership in Teekay Tankers from 28.6% to 31.3% and its voting interest from 53.9% to 55.6%.
FPSO Update
In February 2022, Spirit Energy, the charterer of the Sevan Hummingbird FPSO unit, provided a formal notice of termination of the FPSO charter contract, indicating an expected cessation of production on March 31, 2022 and a charter termination date of May 16, 2022. In conjunction with Spirit Energy, Teekay is currently planning for the decommissioning of the unit from the Chestnut field.
In April 2021, BP plc announced its decision to suspend production from the Foinaven oil fields and permanently remove the Petrojarl Foinaven FPSO unit from the site. In February 2022, BP plc provided formal redelivery notice, indicating an expected redelivery date of August 3, 2022, after which Teekay intends to green-recycle the unit.
Teekay Tankers
In December 2021, Teekay Tankers sold a 2004-built Aframax for gross proceeds of $13 million. In January 2022, Teekay Tankers entered into agreements to sell a 2004-built Aframax and a 2004-built Suezmax for total gross proceeds of approximately $29 million; one of the vessel sales was completed in February 2022 with the remaining vessel sale expected to be completed in March or April of 2022.
In December 2021 and February 2022, Teekay Tankers signed term sheets to refinance 13 vessels with new, low-cost sale-leaseback financings. The refinancings, which remain subject to final documentation and other customary

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

closing conditions, are expected to be completed in the first and second quarters of 2022 and to increase Teekay Tankers' liquidity position by approximately $75 million.
In January 2022, Teekay Tankers chartered-out one Aframax for $18,000 per day for a 12-month period.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Liquidity
As at December 31, 2021, Teekay Parent had total liquidity of approximately $58.4 million. On a consolidated basis, as at December 31, 2021, Teekay had consolidated total liquidity (excluding Teekay LNG) of approximately $203.2 million (consisting of $109.0 million of cash and cash equivalents, and $94.2 million of undrawn capacity from its credit facilities). Giving pro forma effect to the Teekay LNG sale and subsequent repayment of Teekay Parent's 2022 Notes and 2023 Notes, Teekay Parent's total liquidity would have been approximately $364 million as of December 31, 2021.
Conference Call
The Company plans to host a conference call on Thursday, February 24, 2022 at 11:00 a.m. (ET) to discuss its results for the fourth quarter and year ended December 31, 2021. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

• By dialing (888) 204-4368 or (647) 794-4605, if outside North America, and quoting conference ID code 8537520.

•     By accessing the webcast, which will be available on Teekay’s website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying Fourth Quarter and Annual 2021 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.
About Teekay
Teekay is a leading provider of international crude oil and other marine transportation services. Teekay provides these services directly and through its controlling ownership interest in Teekay Tankers Ltd. (NYSE: TNK), one of the world’s largest owners and operators of mid-sized crude tankers. The consolidated Teekay entities manage and operate total assets under management of approximately $2 billion, comprised of approximately 55 conventional tankers and other marine assets. With offices in 8 countries and approximately 2,500 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading energy companies.
Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
For Investor Relations enquiries contact:

E-mail: investor.relations@teekay.com
Website: www.teekay.com

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission (SEC). These non-GAAP financial measures, which include Adjusted Net Income Attributable to Shareholders of Teekay, Adjusted Equity Income and Adjusted EBITDA, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings across companies, and therefore may not be comparable to similar measures presented by other companies. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management.
Non-GAAP Financial Measures
Total Adjusted EBITDA represents net income (loss) before interest, taxes, depreciation and amortization, and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include foreign currency exchange gains and losses, any write-downs and/or gains, and/or gains and losses on sale of operating assets, adjustments for direct financing and sales-type leases to a cash basis, amortization of in-process revenue contracts, unrealized gains and losses on derivative instruments, credit loss provision adjustments, write-downs related to equity-accounted investments, our share of the above items in non-consolidated joint ventures which are accounted for using the equity method of accounting, and other income or loss for both continuing operations and discontinued operations. Total Adjusted EBITDA also excludes realized gains or losses on interest rate swaps as management, in assessing the Company's performance, views these gains or losses as an element of interest expense, and realized gains or losses on interest rate swaps resulting from amendments or terminations of the underlying instruments for continuing and discontinued operations.
Consolidated Adjusted EBITDA represents Adjusted EBITDA from vessels that are consolidated on the Company's financial statements. Adjusted EBITDA from Equity-Accounted Vessels represents the Company's proportionate share of Adjusted EBITDA from its equity-accounted vessels. The Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels is retained within the entity in which the Company holds the equity-accounted investments or distributed to the Company and other owners. In addition, the Company does not control the timing of any such distributions to the Company and other owners. Total Adjusted EBITDA represents Consolidated Adjusted EBITDA plus Adjusted EBITDA from Equity-Accounted Joint Ventures. Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Please refer to Appendix D of this release for reconciliations of Adjusted EBITDA to net income (loss) and equity income, respectively, from continuing and discontinued operations, which are the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.
Adjusted Net Income Attributable to Shareholders of Teekay excludes items of income or loss from GAAP net (loss) income that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income (loss), and refer to footnote (5) of the statements of (loss) income for a reconciliation of adjusted equity income to equity income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Important Notice to Reader
Sale of Teekay Gas Business
On October 4, 2021, Teekay entered into an agreement to sell to Stonepeak (a) its general partner interest in Teekay LNG, (b) all of its common units in Teekay LNG, and (c) various subsidiaries that provide the shore-based operations for Teekay LNG and certain of Teekay LNG’s joint ventures under existing management services contracts (collectively, the Teekay Gas Business). Prior to the transaction closing on January 13, 2022, Teekay maintained control of Teekay LNG by virtue of its 100% ownership interest in the general partner of Teekay LNG, which is a master limited partnership.
The presentation of certain information in these consolidated financial statements reflects that the Teekay Gas Business is a discontinued operation of the Company, and comparative balances relating to the three months ended September 30, 2021, and the three months and year ended December 31, 2020, have been recast as a result.
In accordance with GAAP, the results for the Teekay Gas Business discontinued operations were prepared on the following basis:

•All revenues, expenses, assets and liabilities that are solely and directly related to the Teekay Gas Business are included. However, assets that are shared amongst the Teekay group and costs that are allocated amongst the Teekay group (i.e. shared services costs) are not included. For example, general and administrative expenses for the gas business discontinued operations do not include allocations of costs from shared corporate units. As a result, the general and administrative expenses of the Teekay Gas Business discontinued operations do not represent a fully-built-up cost, but rather only the direct costs incurred by Teekay LNG and the costs associated with functions that are fully-dedicated to providing services to Teekay LNG and certain of its joint ventures. As such, Teekay LNG’s share of the costs incurred by the corporate units in Teekay is not included in the discontinued operations results. For the three months ended December 31, 2021, September 30, 2021 and December 31, 2020, such excluded corporate unit cost allocation amounts are estimated to be $3.4 million, $6.4 million and $3.1 million, respectively. For the years ended December 31, 2021 and 2020, such excluded amounts are estimated to be $16.8 million and $11.8 million, respectively. Reallocating such amounts from continuing operations to the Teekay Gas Business discontinued operations may not result in historical financial results for Teekay's continuing operations, as adjusted, that are indicative of future costs of Teekay's continuing operations. For instance, corporate unit cost allocations in 2021 reflect an increased share of corporate resources used during 2021 to manage this transaction, which have primarily been allocated to the discontinued operations. In addition, historical financial results for Teekay's continuing operations do not reflect any potential lost synergies from having to restructure the Company's shared service functions as part of the Teekay LNG sale transaction.

•Debt and associated interest expense of credit facilities that were assumed by Stonepeak as part of its purchase of Teekay LNG and the credit facility required to be repaid by Teekay Parent due to the transaction (i.e. Teekay Parent’s equity margin revolving credit facility) are included in the Teekay Gas Business discontinued operations. For the three months ended December 31, 2021, September 30, 2021 and December 31, 2020, such included amounts were $1.3 million, $0.9 million and $0.8 million, respectively. For the years ended December 31, 2021 and 2020, such included amounts were $3.9 million and $3.8 million, respectively. Debt and associated interest expense of all other credit facilities or debt instruments that the Company elects to repay as a result of the transaction (i.e. Teekay Parent’s 2022 Notes and 2023 Notes) are excluded from the Teekay Gas Business discontinued operations.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Statements of (Loss) Income
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2021 (1)	2021 (1)	2020 (1)	2021 (1)	2020 (1)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	196,493	148,323	188,389	682,508	1,146,255

Voyage expenses	(95,968)	(78,335)	(58,639)	(315,113)	(297,239)
Vessel operating expenses	(72,981)	(66,957)	(95,215)	(295,599)	(411,553)
Time-charter hire expenses	(5,161)	(2,870)	(10,423)	(15,440)	(56,719)
Depreciation and amortization	(26,668)	(25,837)	(28,043)	(106,084)	(131,379)
General and administrative expenses	(17,018)	(19,165)	(15,662)	(74,387)	(64,153)
(Write-down) and gain (loss) on sale of assets	(4,270)	(697)	(22,690)	(92,368)	(149,238)
Asset retirement obligation extinguishment gain (2)	—	—	—	32,950	—
Gain on commencement of sales-type lease (3)	—	—	—	—	44,943
Restructuring charges	(1,517)	—	(1,570)	(1,820)	(10,720)
(Loss) income from vessel operations	(27,090)	(45,538)	(43,853)	(185,353)	70,197

Interest expense	(15,406)	(16,889)	(19,454)	(68,412)	(89,075)
Interest income	56	40	60	169	1,439
Realized and unrealized gains (losses) on
non-designated derivative instruments (4)	565	(282)	(433)	467	(2,523)
Equity (loss) income (5)	(12,046)	(873)	(74)	(14,107)	5,100
Income tax recovery (expense) (6)	1,560	816	(17,304)	4,963	(5,559)
Foreign exchange gain (loss)	499	(1,818)	(4,566)	(2,414)	(2,345)
Other – net	(6,435)	(1,865)	(630)	(12,776)	(1,538)
Net loss from continuing operations	(58,297)	(66,409)	(86,254)	(277,463)	(24,304)
Income from discontinued operations	41,450	75,989	41,122	274,095	115,286
Net (loss) income	(16,847)	9,580	(45,132)	(3,368)	90,982
Net (income) loss attributable to non-controlling
interests	(540)	(12,493)	25,688	11,174	(173,915)
Net (loss) income attributable to the
shareholders of Teekay Corporation	(17,387)	(2,913)	(19,444)	7,806	(82,933)
Amounts attributable to the shareholders of Teekay
Corporation
Loss from continuing operations	(58,297)	(66,409)	(86,254)	(277,463)	(24,304)
Net loss (income) attributable to
non-controlling interests, continuing operations	25,323	32,178	52,298	174,792	(105,445)
Net loss attributable to the shareholders of
Teekay Corporation, continuing operations	(32,974)	(34,231)	(33,956)	(102,671)	(129,749)
Income from discontinued operations	41,450	75,989	41,122	274,095	115,286
Net income attributable to
non-controlling interests, discontinued operations	(25,863)	(44,671)	(26,610)	(163,618)	(68,470)
Net income attributable to the shareholders of
Teekay Corporation, discontinued operations	15,587	31,318	14,512	110,477	46,816

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Net (loss) income attributable to the
shareholders of Teekay Corporation	(17,387)	(2,913)	(19,444)	7,806	(82,933)
Loss per common share of Teekay Corporation,
continuing operations
- Basic and diluted	$(0.32)	$(0.33)	$(0.34)	$(1.01)	$(1.28)
Earnings per common share of Teekay Corporation,
discontinued operations
- Basic and diluted	$0.15	$0.31	$0.14	$1.08	$0.46
(Loss) earnings per common share of Teekay Corporation
- Basic and diluted	$(0.17)	$(0.03)	$(0.19)	$0.08	$(0.82)
Weighted-average number of common shares outstanding
- Basic (7) and diluted	102,319,870	102,307,273	101,108,886	102,148,629	101,053,095
Number of outstanding shares of common stock at
the end of the period	101,571,141	101,571,806	101,108,886	101,571,141	101,108,886

(1)The presentation of certain information in these consolidated financial statements reflect the Teekay Gas Business as a discontinued operation of the Company, and comparative balances relating to the three months ended September 30, 2021, and the three months and year ended December 31, 2020, have been recast as a result. Please refer to the Important Notice to Reader section above for further information.

(2)Asset retirement obligation (ARO) extinguishment gain relates to the derecognition of the ARO liability relating to the Banff FPSO unit as a result of the fulfillment of decommissioning obligations relating to the Banff field.

(3)Gain on commencement of sales-type lease of $44.9 million for the year ended December 31, 2020 relates to the commencement of the sales-type lease for the Foinaven FPSO unit as a result of a new bareboat charter agreement in the first quarter of 2020.

(4)Realized and unrealized gains (losses) related to derivative instruments that are not designated in qualifying hedging relationships for accounting purposes are included as a separate line item in the consolidated statements of (loss) income. The realized (losses) gains relate to the amounts the Company actually paid to settle such derivative instruments and the unrealized gains (losses) relate to the change in fair value of such derivative instruments, are detailed in the table below and exclude amounts relating to the Teekay Gas Business:

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2021	2021	2020	2021	2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Realized (losses) gains relating to
Interest rate swap agreements	(82)	(318)	(472)	(1,275)	(857)
Foreign currency forward contracts	(31)	—	—	(31)	379
Forward freight agreements	(153)	(359)	(810)	(572)	(1,242)
	(266)	(677)	(1,282)	(1,878)	(1,720)
Unrealized gains (losses) relating to
Interest rate swap agreements	670	315	463	2,407	(889)
Foreign currency forward contracts	(2)	(56)	—	(58)	—
Forward freight agreements	163	136	386	(4)	86
	831	395	849	2,345	(803)
Total realized and unrealized gains (losses) on derivative instruments	565	(282)	(433)	467	(2,523)

(5)The Company’s proportionate share of items within equity (loss) income from continuing and discontinued operations, as identified in Appendix A of this release is detailed in the table below. By excluding these items from equity (loss) income as reflected in the consolidated statements of (loss) income, the Company believes the resulting adjusted equity income is a normalized amount that can be used to evaluate the financial performance of the Company’s equity-accounted investments. Adjusted equity income is a non-GAAP financial measure.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2021	2021	2020	2021	2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Equity (loss) income from continuing operations	(12,046)	(873)	(74)	(14,107)	5,100
Equity income disclosed in discontinued operations	9,705	39,238	15,359	115,399	72,233
Total equity (loss) income	(2,341)	38,365	15,285	101,292	77,333
Proportionate share of unrealized (gains) losses
on derivative instruments (i)	(5,987)	(3,823)	(4,214)	(22,910)	19,116
Other (i) (ii)	39,291	(2,430)	19,320	44,035	35,966
Equity income adjusted for items in Appendix A	30,963	32,112	30,391	122,417	132,415
(i)Adjustments include the Company's proportionate share of items relating to both continuing and discontinued operations.
(ii)Other for the three months and year ended December 31, 2021 includes the write-down of Teekay Tankers' equity-accounted High-Q Joint Venture and a write-down of Teekay LNG's investment in the Excalibur Joint Venture. All periods presented include the Company's proportionate share of unrealized credit loss provision adjustments and write-down of vessels and other assets in Teekay LNG's equity-accounted investees.

(6)During the three months ended December 31, 2020, the Company obtained further advice regarding the freight taxes in a certain jurisdiction due to the uncertainty surrounding recent tax changes. Based on this information and other considerations, the Company increased its provision during the three months ended December 31, 2020 for uncertain tax liabilities by $18.1 million, of which $10.5 million related to 2020 voyages, and $2.1 million of that balance related to the fourth quarter of 2020. Income tax recovery (expense) for the year ended December 31, 2020 also includes a reduction in freight tax accruals of $15.9 million related to periods prior to 2020.

(7)Includes common shares related to non-forfeitable stock-based compensation.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at December 31,	As at December 31,
	2021	2020 (1)
	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents - Teekay Parent	58,405	31,511
Cash and cash equivalents - Teekay Tankers	50,572	97,232
Assets held for sale	43,543	32,974
Accounts receivable and other current assets	167,507	243,570
Current assets - discontinued operations	4,804,439	281,041
Restricted cash - Teekay Parent	6	7
Restricted cash - Teekay Tankers	5,356	5,914
Vessels and equipment - Teekay Tankers	1,336,998	1,555,300
Operating lease right-of-use assets	14,257	32,211
Net investment in direct financing and sales-type leases	12,009	14,571
Net investment in and loans to equity-accounted investment	12,954	28,562
Other non-current assets	25,936	37,685
Non-current assets - discontinued operations	—	4,585,334
Total Assets	6,531,982	6,945,912
LIABILITIES AND EQUITY
Accounts payable and other current liabilities	144,144	260,854
Current liabilities - discontinued operations	2,877,629	531,741
Short-term debt - Teekay Tankers	25,000	10,000
Current portion of long-term debt - Teekay Parent (2)	239,806	—
Current portion of long-term debt - Teekay Tankers	42,532	89,334
Long-term debt - Teekay Parent (3)	111,383	339,933
Long-term debt - Teekay Tankers	572,240	513,670
Operating lease liabilities	14,257	33,540
Other long-term liabilities	72,508	109,075
Non-current liabilities - discontinued operations	—	2,586,474
Equity:
Non-controlling interests	1,917,433	1,989,883
Shareholders of Teekay	515,050	481,408
Total Liabilities and Equity	6,531,982	6,945,912

Net debt - Teekay Parent (4)	292,778	295,132
Net debt - Teekay Tankers (4)	583,844	509,858

(1)Comparative balances relating to the year ended December 31, 2020 have been recast. Refer to footnote (1) of the Summary Consolidated Statements of (Loss) Income and the Important Notice to Reader section for additional information.
(2)Current portion of long-term debt - Teekay Parent includes the 9.25% 2022 Senior Secured Notes that were redeemed in full in January 2022 using proceeds from the sale of the Teekay Gas Business.
(3)Long-term debt - Teekay Parent includes 5% Convertible Senior Notes. A cash tender offer was completed in February 2022, with $85.0 million aggregate principal amount of the 5% Convertible Senior Notes, representing approximately 75.8% of the total outstanding as of December 31, 2021, validly tendered, using proceeds from the sale of the Teekay Gas Business. After settlement, approximately $27.2 million aggregate principal amount of the 5% Convertible Senior Notes remains outstanding.
(4)Net debt is a non-GAAP financial measure and represents short-term debt, current portion of long-term debt and long-term debt, less cash and cash equivalents, and, if applicable, restricted cash.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Year Ended
	December 31,
	2021	2020 (1)
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net (loss) income	(3,368)	90,982
Less: income from discontinued operations	(274,095)	(115,286)
Loss from continuing operations	(277,463)	(24,304)
Non-cash and non-operating items:
Depreciation and amortization	106,084	131,379
Write-down and (gain) loss on sale	92,368	149,238
Asset retirement obligation extinguishment gain	(32,950)	—
Gain on commencement of sales-type lease	—	(44,943)
Equity loss (income)	14,107	(5,100)
Foreign currency exchange loss and other	19,364	30,146
Change in other operating assets and liabilities	(65,545)	118,500
Net operating cash flow - continuing operations	(144,035)	354,916
Net operating cash flow - discontinued operations	220,021	629,101
Net operating cash flow	75,986	984,017

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs	221,167	574,872
Prepayments of long-term debt	(135,000)	(900,767)
Scheduled repayments of long-term debt	(11,229)	(49,886)
Proceeds from short-term debt	50,000	235,000
Prepayments of short-term debt	(35,000)	(275,000)
Proceeds from financing related to sales and leaseback of vessels, net of issuance costs	140,226	—
Prepayments of obligations related to finance leases	(185,514)	(29,596)
Scheduled repayments of obligations related to finance leases	(20,344)	(25,149)
Purchase of Teekay Tankers common shares	(4,749)	—
Other financing activities	(1,046)	(798)
Net financing cash flow - continuing operations	18,511	(471,324)
Net financing cash flow - discontinued operations	(242,037)	(626,189)
Net financing cash flow	(223,526)	(1,097,513)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(21,447)	(16,025)
Proceeds from sale of vessels and equipment	58,090	60,915
Proceeds from sale of assets, net of cash sold	—	24,977
Proceeds from repayments of advances to equity-accounted joint venture	1,500	4,650
Other investing activities	—	(9,983)
Net investing cash flow - continuing operations	38,143	64,534
Net investing cash flow - discontinued operations	(30,973)	(1,473)
	7,170	63,061
Decrease in cash, cash equivalents, restricted cash and cash held for sale	(140,370)	(50,435)
Cash, cash equivalents, restricted cash and cash held for sale, beginning of the year	405,890	456,325
Cash, cash equivalents, restricted cash and cash held for sale, end of the year	265,520	405,890
(1)Comparative balances relating to the year ended December 31, 2020 have been recast. Refer to footnote (1) of the Summary Consolidated Statements of (Loss) Income and the Important Notice to Reader section for additional information.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income Attributable to Shareholders of Teekay
(in thousands of U.S. dollars, except per share data)

	Three Months Ended				Year Ended
	December 31,		September 30,		December 31,
	2021(1)		2021(1)		2021(1)
	(unaudited)		(unaudited)		(unaudited)
		$ Per		$ Per		$ Per
	$	Share(2)	$	Share(2)	$	Share(2)
Net (loss) income – GAAP basis	(16,847)		9,580		(3,368)
Adjust for: Net (income) loss attributable to
non-controlling interests	(540)		(12,493)		11,174
Net (loss) income attributable to
shareholders of Teekay	(17,387)	(0.17)	(2,913)	(0.03)	7,806	0.08
(Subtract) add specific items affecting net loss
Unrealized gains from derivative instruments(3)	(15,292)	(0.15)	(8,239)	(0.08)	(67,908)	(0.66)
Foreign currency exchange gains(4)	(3,148)	(0.03)	(2,129)	(0.02)	(10,226)	(0.10)
Banff FPSO decommissioning costs net of recoveries	669	0.01	—	—	7,833	0.08
Write-down and (gain) loss on sale of vessels and
other assets(5)	45,891	0.45	61	0.01	133,353	1.31
Asset retirement obligation extinguishment gain(6)	—	—	—	—	(32,950)	(0.32)
Restructuring charges, net of recoveries	4,735	0.05	206	—	5,244	0.05
Realized loss on interest rate swap terminations	—	—	—	—	18,012	0.18
Other(7)	13,020	0.13	1,980	0.02	25,902	0.25
Non-controlling interests’ share of items above(8)	(20,134)	(0.20)	11,129	0.11	(67,268)	(0.66)
Total adjustments	25,741	0.25	3,008	0.03	11,992	0.13
Adjusted net income attributable to
shareholders of Teekay	8,354	0.08	95	—	19,798	0.19
(1)Includes amounts presented in income from discontinued operations on the consolidated statements of (loss) income.
(2)Basic per share amounts.
(3)Reflects unrealized gains relating to the change in the mark-to-market value of derivative instruments that are not designated in qualifying hedging relationships for accounting purposes, including those gains included in the Company's proportionate share of equity income from joint ventures.
(4)Foreign currency exchange gains primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner (NOK) and unrealized gains on cross currency swaps used to economically hedge the principal and interest on NOK bonds.
(5)The three months and year ended December 31, 2021 and the three months ended September 30, 2021 includes the write-down and gain on sale of vessels, including the Company's proportionate share of the gain on sale of vessels included within equity income from joint ventures. The three months ended December 31, 2021 includes a write-down of Teekay LNG's investment in the Excalibur Joint Venture, and the write-down of Teekay Tankers' investment in its equity-accounted joint venture.
(6)Refer to footnote (2) of the Summary Consolidated Statements of (Loss) Income for additional information.
(7)Other for the three months and year ended December 31, 2021 and three months ended September 30, 2021 includes adjustments for certain costs related to the Teekay LNG transaction with Stonepeak. Other for the year ended December 31, 2021 also includes the premium paid in relation to Teekay Tankers' repurchase of six sale-leaseback vessels as part of the exercise of early purchase options and unrealized credit loss provision adjustments.
(8)Items affecting net income include items from the Company’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to determine the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income Attributable to Shareholders of Teekay
(in thousands of U.S. dollars, except per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2020(1)		2020(1)
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share(2)	$	Share(2)
Net (loss) income – GAAP basis	(45,132)		90,982
Adjust for: Net loss (income) attributable to
non-controlling interests	25,688		(173,915)
Net loss attributable to shareholders
of Teekay	(19,444)	(0.19)	(82,933)	(0.82)
Add (subtract) specific items affecting net (loss)
Unrealized (gains) losses from derivative instruments(3)	(7,149)	(0.07)	36,384	0.36
Foreign currency exchange losses(4)	10,826	0.11	14,130	0.14
Banff FPSO decommissioning costs net of
(recoveries)(5)	(1,550)	(0.02)	14,868	0.15
Write-down and loss on sale of vessels and
other assets	28,689	0.28	200,836	1.99
Gain on commencement of sales-type lease(6)	—	—	(44,943)	(0.44)
Restructuring charges, net of recoveries	3,106	0.03	5,592	0.06
Other(7)	25,272	0.25	38,561	0.38
Non-controlling interests’ share of items above(8)	(36,901)	(0.36)	(99,445)	(0.98)
Total adjustments	22,293	0.22	165,983	1.66
Adjusted net income attributable to
shareholders of Teekay	2,849	0.03	83,050	0.82
(1)Includes amounts presented in income from discontinued operations on the consolidated statements of (loss) income.
(2)Basic per share amounts.
(3)Reflects unrealized (gains) losses relating to the change in the mark-to-market value of derivative instruments that are not designated in qualifying hedging relationships for accounting purposes, including those (gains) losses included in the Company's proportionate share of equity income from joint ventures.
(4)Foreign currency exchange losses primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner (NOK) and unrealized losses on cross currency swaps used to economically hedge the principal and interest on NOK bonds.
(5)In the first quarter of 2020, CNR International (U.K.) Limited (or CNRI) provided formal notice to the Company of its intention to decommission the Banff field and remove the Banff FPSO and the Apollo Spirit FSO from the field in June 2020. The oil production under the existing contract for the Banff FPSO unit ceased in June 2020, and the Company commenced decommissioning activities during the second quarter of 2020.
(6)Gain on commencement of sales-type lease for the year ended December 31, 2020 relates to the commencement of the sales-type lease for the Foinaven FPSO unit as a result of a new bareboat charter agreement.
(7)Other for the three months and year ended December 31, 2020 includes a reduction in freight tax accruals and credit loss provision adjustments to the Company's financial instruments upon adoption of ASU 2016-13. Other for the three months and year ended December 31, 2020 also includes the proportionate share of write-down of vessels in Teekay LNG's equity-accounted investees and adjustments to freight tax accruals for periods prior to 2020.
(8)Items affecting net income include items from the Company’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to determine the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix B - Supplemental Financial Information
Summary Statement of Income (Loss) for the Three Months Ended December 31, 2021
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Teekay	Consolidation	Total
	LNG	Tankers	Parent	Adjustments(1)

Revenues	149,683	160,308	56,882	(170,380)	196,493

Voyage expenses	(7,426)	(95,968)	—	7,426	(95,968)
Vessel operating expenses	(31,575)	(40,095)	(52,177)	50,866	(72,981)
Time-charter hire expense	(6,105)	(5,161)	—	6,105	(5,161)
Depreciation and amortization	(33,557)	(26,668)	—	33,557	(26,668)
General and administrative expenses	(14,333)	(9,470)	(4,106)	10,891	(17,018)
Write-down and loss on sale of assets	—	(4,270)	—	—	(4,270)
Restructuring charges	(3,223)	—	(1,517)	3,223	(1,517)

Income (loss) from vessel operations	53,464	(21,324)	(918)	(58,312)	(27,090)

Interest expense	(29,369)	(7,081)	(9,748)	30,792	(15,406)
Interest income	1,322	34	147	(1,447)	56
Realized and unrealized gain (loss) on
non-designated derivative instruments	4,674	600	(34)	(4,675)	565
Equity income (loss)	9,705	(12,046)	—	(9,705)	(12,046)
Equity in income (loss) of subsidiaries (2)	—	—	(2,474)	2,474	—
Income tax (expense) recovery	(3,622)	(291)	1,941	3,532	1,560
Foreign exchange gain	1,728	172	188	(1,589)	499
Other - net	(25)	128	(6,489)	(49)	(6,435)
Net income (loss)	37,877	(39,808)	(17,387)	(38,979)	(58,297)
Income from discontinued operations	—	—	—	41,450	41,450
Net (income) loss attributable to
non-controlling interests (3)	(3,082)	—	—	2,542	(540)
Net income (loss) attributable
to shareholders/unitholders
of publicly-listed entities	34,795	(39,808)	(17,387)	5,013	(17,387)

(1)Consolidation Adjustments column includes adjustments to present results from the Teekay Gas Business as discontinued operations of the Company. Consolidation Adjustments column also includes adjustments which eliminate transactions between Teekay LNG, Teekay Tankers and Teekay Parent. Refer to footnote (1) of the Summary Consolidated Statements of (Loss) Income for additional information.
(2)Teekay Corporation’s proportionate share of the net income (loss) of its publicly-traded subsidiaries.
(3)Net income attributable to non-controlling interests in the Teekay LNG column represents the joint venture partners’ share of the net income of its respective consolidated joint ventures. Net income attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income of Teekay’s publicly-traded consolidated subsidiaries.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix B - Supplemental Financial Information
Summary Statement of Income (Loss) for the Year Ended December 31, 2021
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Teekay	Consolidation	Total
	LNG	Tankers	Parent	Adjustments(1)

Revenues	597,831	542,367	222,899	(680,589)	682,508

Voyage expenses	(28,190)	(315,121)	8	28,190	(315,113)
Vessel operating expenses	(124,626)	(165,375)	(206,515)	200,917	(295,599)
Time-charter hire expense	(23,487)	(13,799)	(1,641)	23,487	(15,440)
Depreciation and amortization	(130,810)	(106,084)	—	130,810	(106,084)
General and administrative expenses	(41,040)	(43,715)	(13,828)	24,196	(74,387)
Write-down and loss on sale of assets	—	(92,368)	—	—	(92,368)
Asset retirement obligation
extinguishment gain	—	—	32,950	—	32,950
Restructuring charges	(3,223)	—	(1,820)	3,223	(1,820)

Income (loss) from vessel operations	246,455	(194,095)	32,053	(269,766)	(185,353)

Interest expense	(118,618)	(35,031)	(37,524)	122,761	(68,412)
Interest income	5,945	122	247	(6,145)	169
Realized and unrealized gain (loss) on
non-designated derivative instruments	8,523	564	(96)	(8,524)	467
Equity income (loss)	115,399	(14,107)	—	(115,399)	(14,107)
Equity in income (loss) of subsidiaries (2)		—	24,350	(24,350)	—
Income tax (expense) recovery	(6,886)	1,931	3,162	6,756	4,963
Foreign exchange gain (loss)	8,612	302	(3,984)	(7,344)	(2,414)
Other - net	(3,882)	(2,058)	(10,402)	3,566	(12,776)
Net income (loss)	255,548	(242,372)	7,806	(298,445)	(277,463)
Income from discontinued operations	—	—	—	274,095	274,095
Net (income) loss attributable to
non-controlling interests (3)	(12,900)	—	—	24,074	11,174
Net income (loss) attributable
to shareholders/unitholders
of publicly-listed entities	242,648	(242,372)	7,806	(276)	7,806

(1)Consolidation Adjustments column includes adjustments to present results from the Teekay Gas Business as discontinued operations of the Company. Consolidation Adjustments column also includes adjustments which eliminate transactions between Teekay LNG, Teekay Tankers and Teekay Parent. Refer to footnote (1) of the Summary Consolidated Statements of (Loss) Income for additional information.
(2)Teekay Corporation’s proportionate share of the net income (loss) of its publicly-traded subsidiaries.
(3)Net income attributable to non-controlling interests in the Teekay LNG column represents the joint venture partners’ share of the net income of its respective consolidated joint ventures. Net income attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income of Teekay’s publicly-traded consolidated subsidiaries.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix C - Supplemental Financial Information
Teekay Parent Summary Operating Results
For the Three Months and Year Ended December 31, 2021
(in thousands of U.S. dollars)
(unaudited)

	Three Months Ended December 31, 2021 (unaudited)
				Teekay
			Corporate	Parent
	FPSOs	Other(1)	G&A	Total

Revenues	12,758	44,124	—	56,882
Vessel operating expenses	(10,757)	(41,420)	—	(52,177)
General and administrative expenses	(235)	—	(3,871)	(4,106)
Restructuring charges	(1,307)	(210)		(1,517)
Income (loss) from vessel operations	459	2,494	(3,871)	(918)

	Year Ended December 31, 2021 (unaudited)
				Teekay
			Corporate	Parent
	FPSOs	Other(1)	G&A	Total

Revenues	47,895	175,004	—	222,899
Voyage expenses	—	8	—	8
Vessel operating expenses	(42,879)	(163,636)	—	(206,515)
Time-charter hire expense	—	(1,641)	—	(1,641)
General and administrative expenses	(1,113)	—	(12,715)	(13,828)
Asset retirement obligation extinguishment gain	32,950	—		32,950
Restructuring charges	(1,307)	(513)	—	(1,820)
Income (loss) from vessel operations	35,546	9,222	(12,715)	32,053
(1)Includes the results relating to third-party management services, including results relating to third-party management services provided to discontinued operations. Refer to footnote (1) of the Summary Consolidated Statements of (Loss) Income for additional information.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Non-GAAP Financial Reconciliations

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix D - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA - Consolidated
(in thousands of U.S. dollars)

	Three Months Ended
	December 31,	September 30,	December 31,
	2021 (1)	2021 (1)	2020 (1)
	(unaudited)	(unaudited)	(unaudited)
Net (loss) income	(16,847)	9,580	(45,132)
Depreciation and amortization	60,225	58,839	60,926
Interest expense, net of interest income	44,695	45,913	49,236
Income tax expense	1,972	1,410	18,669
EBITDA	90,045	115,742	83,699
Specific income statement items affecting EBITDA:
Write-down and (gain) loss on sale of assets	4,270	697	28,690
Adjustments for direct financing and sales-type lease to a cash basis and other	3,897	3,814	3,371
Realized and unrealized (gains) losses on derivative instruments	(5,240)	181	3,453
Realized losses from the settlements of non-designated derivative instruments	(184)	(359)	(810)
Equity loss (income)	2,341	(38,365)	(15,285)
Foreign currency exchange (gain) loss	(2,088)	(534)	12,499
Other - net (2)	6,386	800	2,355
Consolidated Adjusted EBITDA	99,427	81,976	117,972
Adjusted EBITDA from equity-accounted vessels (See Appendix D)	82,287	83,211	83,089
Total Adjusted EBITDA	181,714	165,187	201,061

(1)Includes amounts presented in income from discontinued operations on the consolidated statements of (loss) income.
(2)Other includes unrealized credit loss provision adjustments.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix D - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA - Consolidated
(in thousands of U.S. dollars)

	Year Ended
	December 31,	December 31,
	2021 (1)	2020 (1)
	(unaudited)	(unaudited)
Net (loss) income	(3,368)	90,982
Depreciation and amortization	236,894	261,131
Interest expense, net of interest income	184,859	217,305
Income tax expense	1,793	8,988
EBITDA	420,178	578,406
Specific income statement items affecting EBITDA:
Write-down and (gain) loss on sale of assets	92,368	200,238
Gain on commencement of sales-type lease	—	(44,943)
Asset retirement obligation extinguishment gain	(32,950)	—
Adjustments for direct financing and sales-type lease to a cash basis and other	14,778	11,762
Realized and unrealized (gains) losses on derivative instruments	(8,991)	35,857
Realized losses from the settlements of non-designated derivative instruments	(604)	(864)
Equity income	(101,292)	(77,333)
Foreign currency exchange (gain) loss	(4,930)	20,718
Other - net (2)	16,342	18,062
Consolidated Adjusted EBITDA	394,899	741,903
Adjusted EBITDA from equity-accounted vessels (See Appendix D)	326,361	344,223
Total Adjusted EBITDA	721,260	1,086,126

(1)Includes amounts presented in income from discontinued operations on the consolidated statements of (loss) income.
(2)Other includes unrealized credit loss provision adjustments.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix D - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA – Equity-Accounted Vessels
(in thousands of U.S. dollars)

	Three Months Ended
	December 31, 2021		September 30, 2021		December 31, 2020
	(unaudited)		(unaudited)		(unaudited)
	At	Company's	At	Company's	At	Company's
	100%	Portion(1)	100%	Portion(1)	100%	Portion(1)
Revenues	249,901	108,974	249,536	107,833	249,460	107,964
Vessel and other operating expenses	(83,789)	(36,619)	(79,399)	(34,291)	(77,168)	(33,836)
Depreciation and amortization	(26,333)	(13,139)	(26,953)	(13,449)	(24,699)	(12,814)
(Write-down) and gain on sale of vessels	(73)	(37)	1,272	636	(34,000)	(17,000)
Income from vessel operations of equity-accounted vessels	139,706	59,179	144,456	60,729	113,593	44,314

Net interest expense	(60,046)	(24,293)	(60,790)	(24,561)	(66,493)	(26,922)
Income tax expense	(1,495)	(703)	(915)	(358)	(2,863)	(1,080)
Other items including realized and
unrealized gains (losses) on
derivative instruments(2)	11,905	5,059	6,741	2,555	(4,485)	(1,027)
Write-down of equity-accounted investment(3)		(41,583)		—		—
Net income / equity (loss) income (4) of equity-accounted vessels	90,070	(2,341)	89,492	38,365	39,752	15,285

Net income / equity (loss) income (4)
of equity-accounted vessels	90,070	(2,341)	89,492	38,365	39,752	15,285
Depreciation and amortization	26,333	13,139	26,953	13,449	24,699	12,814
Net interest expense	60,046	24,293	60,790	24,561	66,493	26,922
Income tax expense	1,495	703	915	358	2,863	1,080
EBITDA	177,944	35,794	178,150	76,733	133,807	56,101
Specific income statement items affecting EBITDA:
Adjustments for direct financing and
sales-type lease to a cash basis	29,912	10,888	29,218	10,625	27,387	9,917
Amortization of in-process contracts
and other	(1,758)	(956)	(1,758)	(956)	(1,759)	(956)
Write-down and (gain) on sale of vessels	73	37	(1,272)	(636)	34,000	17,000
Other items including realized and
unrealized (gains) losses on derivative
instruments(2)	(11,905)	(5,059)	(6,741)	(2,555)	4,485	1,027
Write-down of equity-accounted
investment(3)		41,583		—		—
Adjusted EBITDA from equity-accounted vessels(5)	194,266	82,287	197,597	83,211	197,920	83,089
(1)The Company’s proportionate share of its equity-accounted vessels and other investments ranged from 20% to 52%.
(2)Includes unrealized credit loss provision adjustments.
(3)For the three months ended December 31, 2021, includes a write-down of Teekay Tankers' investment in the High-Q Joint Venture and a write-down of Teekay LNG's investment in the Excalibur Joint Venture.
(4)Equity income is presented in income from discontinued operations and in equity (loss) income on the statements of (loss) income. Refer to footnote (5) of the Summary Consolidated Statements of (Loss) Income for additional information.
(5)Adjusted EBITDA from equity-accounted vessels represents the Company’s proportionate share of adjusted EBITDA from its equity-accounted vessels and other investments.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix D - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA – Equity-Accounted Vessels
(in thousands of U.S. dollars)

	Year Ended
	December 31, 2021		December 31, 2020
	(unaudited)		(unaudited)
	At	Company's	At	Company's
	100%	Portion(1)	100%	Portion(1)
Revenues	992,368	429,633	1,024,961	444,059
Vessel and other operating expenses	(324,096)	(141,358)	(303,763)	(134,162)
Depreciation and amortization	(105,487)	(52,770)	(104,774)	(53,065)
Gain on sale and (write-down) of vessels	1,199	599	(34,000)	(17,000)
Income from vessel operations of equity-accounted vessels	563,984	236,104	582,424	239,832

Net interest expense	(243,609)	(98,607)	(277,936)	(112,259)
Income tax expense	(3,554)	(1,479)	(3,685)	(1,504)
Other items including realized and unrealized gains (losses)
on derivative instruments(2)	15,552	6,857	(151,821)	(48,736)
Write-down of equity-accounted investment (3)		(41,583)		—
Net income / equity income (4) of equity-accounted vessels	332,373	101,292	148,982	77,333

Net income / equity income (4) of equity-accounted vessels	332,373	101,292	148,982	77,333
Depreciation and amortization	105,487	52,770	104,774	53,065
Net interest expense	243,609	98,607	277,936	112,259
Income tax expense	3,554	1,479	3,685	1,504
EBITDA	685,023	254,148	535,377	244,161
Specific income statement items affecting EBITDA:
Adjustments for direct financing and sales-type lease to a
cash basis	115,381	41,878	105,496	38,118
Amortization of in-process contracts and other	(6,974)	(3,792)	(6,974)	(3,792)
(Gain) on sale and write-down of vessels	(1,199)	(599)	34,000	17,000
Other items including realized and unrealized (gains) losses
on derivative instruments(2)	(15,552)	(6,857)	151,822	48,736
Write-down of equity-accounted investment(3)		41,583		—
Adjusted EBITDA from equity-accounted vessels(5)	776,679	326,361	819,721	344,223

(1)The Company’s proportionate share of its equity-accounted vessels and other investments ranged from 20% to 52%.
(2)Includes unrealized credit loss provision adjustments.
(3)For the year ended December 31, 2021, includes a write-down of Teekay Tankers' investment in the High-Q Joint Venture and a write-down of Teekay LNG's investment in the Excalibur Joint Venture.
(4)Equity income is presented in income from discontinued operations and in equity (loss) income on the statements of (loss) income. Refer to footnote (5) of the Summary Consolidated Statements of (Loss) Income for additional information.
(5)Adjusted EBITDA from equity-accounted vessels represents the Company’s proportionate share of adjusted EBITDA from its equity-accounted vessels and other investments.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Forward Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements included in this report, other than statements of historical fact, are forward-looking statements. When used in this report, the words “expect,” “believe,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will” or similar words are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. Forward-looking statements contained in this release include, among others, statements regarding: management’s expectations regarding a potential tanker market recovery; Teekay Parent’s ability to utilize its operating franchise, capabilities and relative financial position to pursue future investment opportunities and create long-term shareholder value; the ability for Teekay Parent to grow its marine services business in Australia; management’s expectations regarding future demand for new transport solutions related to a lower carbon environment; the occurrence and anticipated timing of future cessation of production, charter termination and decommissioning of the Sevan Hummingbird FPSO unit; the occurrence and anticipated timing of the redelivery date of the Petrojarl Foinaven FPSO unit and its future green-recycling; the expected timing of closing and impact on Teekay Tankers’ liquidity of the sale of certain vessels and the refinancing of certain vessels by way of sale-leaseback transactions; the continuing impact of COVID-19 (including new variants thereof) on the near-term tanker market outlook; and the anticipated impact of increases in OPEC+ and non-OPEC+ production, declining global oil inventories, growing oil demand and positive tanker fleet supply fundamentals, increased scrapping and limited new tanker orders on a potential tanker market recovery.

The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: the availability to Teekay of appropriate future growth opportunities and Teekay’s financial or other ability to pursue such opportunities; market or counterparty reaction to changes in exploration, production and storage of offshore oil and gas, either generally or in particular regions that would impact expected future growth; changes in the demand for oil and refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of vessel newbuilding orders and deliveries and greater or less than anticipated rates of vessel scrapping; changes in global oil prices or tanker rates; OPEC+ and non-OPEC production and supply levels; the duration and extent of the COVID-19 pandemic and any resulting effects on the markets in which the Company operates; the impact of the pandemic on the Company’s ability to maintain safe and efficient operations; the impact and timing of coronavirus vaccination programs; issues with vessel operations; higher than expected costs and expenses, off-hire days or dry-docking requirements (both scheduled and unscheduled); changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations, including IMO 2030; the potential for early termination of long-term contracts of existing vessels or related to services; changes in borrowing costs or equity valuations; available cash to reduce financial leverage at Teekay Tankers; the impact of geopolitical tensions and changes in global economic conditions; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2020. Teekay expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Teekay’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda